STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

January 3, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Frank J. Donaty and Richard F. Sennett

Re:	Dreyfus Municipal Funds, Inc. Registration Statement on Form N-14 (File Nos.: 811-6377, 333-138965)

Ladies and Gentlemen:

          We are writing on behalf of the above-referenced Registrant in response to your request for supplemental information transmitted telephonically by Frank J. Donaty and Richard F. Sennett, each of the staff (the "Staff") of the Securities and Exchange Commission, to Nicole M. Runyan, on December 29, 2006, relating to the above-referenced Registration Statement. Set forth below is the Staff's comment and our response thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

1.

Staff Comment. Please advise the Staff whether the Funds or the Acquiring Fund have invested in inverse floating rate debt instruments ("inverse floaters") during the fiscal periods disclosed in the Registration Statement. If the Funds or the Acquiring Fund have invested in inverse floaters, please advise the Staff (i) how the relevant fund has been accounting/valuing the fund's investment in inverse floaters and (ii) why the fund believes that such method complies with Financial Accounting Standards Board 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Response. We have been informed by Mr. James M. Windels, the Treasurer and Chief Financial Officer of the funds, that during each of the Funds' and the Acquiring Fund's last five completed fiscal years, neither the Funds nor the Acquiring Fund have owned or invested in inverse floaters.

          Should members of the Staff have any questions or comments regarding our supplemental response, please contact me at 212.806.6443 or, in my absence, my colleague David Stephens at 212.806.6138.

Very truly yours, /s/ Nicole M. Runyan Nicole M. Runyan

cc: David Stephens, Esq.
       Jeff Prusnofsky, Esq.
       James M. Windels